Exhibit 99.1

Orascom Telecom Algerie granted 3G license

Cairo/London, October 14, 2013: Global Telecom Holding S.A.E. (“Global Telecom” or “GTH”) announces that its Algerian subsidiary Orascom Telecom Algerie (“OTA”) has been awarded one of the three provisional 3G licenses offered in Algeria, at a formal ceremony today. Final licenses with the relevant coverage obligations are expected to be granted after payment of fees, satisfaction of the conditions indicated in the tender documents and receipt of clearances and approvals from various governmental authorities. The 3G license will cost DZD 3 billion (approximately USD 40 million) and will be valid for 15 years, after which successive renewals will be in five year fixed terms.

OTA received an exceptional approval from the Bank of Algeria allowing OTA to make foreign payments to acquire equipment exclusively dedicated to 3G technologies. This exception is a conditioned derogation to the current ban on foreign payments.

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About Global Telecom Holding:

Global Telecom (“GTH”) is a leading international telecommunications company operating GSM networks in high growth markets in the Middle East, Africa and Asia, having a total population under license of approximately 459 million with an average mobile telephony penetration of approximately 53% as of June 30, 2013. Global Telecom operates GSM networks in Algeria (“Djezzy”), Pakistan (“Mobilink”) and Bangladesh (“banglalink”) and has an indirect equity shareholding in Globalive Wireless Canada (“WIND Mobile”). In addition it has an indirect equity ownership in Telecel Zimbabwe (Zimbabwe) and, through its subsidiary Telecel Globe, GTH also operates in Burundi and the Central African Republic. Global Telecom reached over 86 million subscribers as of June 30, 2013.

Global Telecom is traded on the Egyptian Exchange under the symbol “GTHE.CA”, and on the London Stock Exchange its GDSs are traded under the symbol “GLTD:LI”.

Investor Relations Contacts:

Mamdouh Abdel Wahab

Head of Investor Relations

Email:	IR@gtelecom.com
Tel:	+202 2461 5120/21
Fax:	+202 2461 5055/54

Website: www.gtelecom.com